COMMENTS RECEIVED ON JUNE 16, 2016

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Short-Term Bond Fund

POST-EFFECTIVE AMENDMENT NO. 321

1. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

C: The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term "bond" be used instead of "debt securities" because it better aligns with the fund's name.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

2. "Fund Summary" (prospectuses)

"Principle Investment Strategies"

"Investing in domestic and foreign issuers."

C: The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R: Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure are appropriate.

3. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we explain whether derivatives will be included in the calculation of the fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund's derivatives will not be included toward the 80% policy.

R: Although we understand that in appropriate circumstances derivatives may qualify for the fund's name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund's derivatives would not be included toward the 80% policy.

4. "Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 321

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R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

5. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add a corresponding risk for derivatives.

R: The fund does not have a principal investment strategy of investing in derivatives. Accordingly, we have not modified disclosure.

6. "Fund Summary" (prospectuses)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

7. "Fund Basics" (prospectuses)

"Principal Investment Strategies"

"In addition, the fund normally maintains a dollar-weighted average maturity of three years or less. As of August 31, 2015, the fund's dollar-weighted average maturity was approximately 2.0 years and the index's dollar-weighted average maturity was approximately 2.0 years. In determining a security's maturity for purposes of calculating the fund's average maturity, an estimate of the average time for its principal to be paid may be used. This can be substantially shorter than its stated maturity."

C: The Staff notes that the estimated maturity can be substantially shorter than the stated maturity. The Staff requests that we revise to reflect that a security's maturity is its stated maturity and not an estimate.

R: The fund follows the requirements set forth by the SEC and its staff in calculating a dollar-weighted average maturity or DWAM. See, e.g., Instructions to Item 63 of Form N-SAR. Under these standards, a fund is required to take into account the effect of maturity-shortening devices for a security in certain circumstances (e.g., when it is probable that the issuer of the instrument will take advantage of the maturity-shortening device). In these cases, the application of a maturity-shortening device may mandate the use of a  maturity date for a security (referred to as an "estimate" in the disclosure noted above) that is different than the security's stated maturity date. As a result, the fund believes that the disclosure accurately reflects the calculation of its DWAM in accordance with SEC standards.

8. "Fund Basics" (prospectuses)

"Principle Investment Strategies"

"In addition, the fund normally maintains a dollar-weighted average maturity of three years or less. As of August 31, 2015, the fund's dollar-weighted average maturity was approximately 2.0 years and the index's dollar-weighted average maturity was approximately 2.0 years. In determining a security's maturity for purposes of calculating the fund's average maturity, an estimate of the average time for its principal to be paid may be used. This can be substantially shorter than its stated maturity."

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 321

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C: The Staff requests that we disclose the actual dollar-weighted average maturity in addition to the estimated dollar-weighted average maturity.

R: As noted in the fund's response to comment 7, the fund believes that the disclosure accurately reflects the calculation of its DWAM in accordance with SEC standards.

9. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

10. Tandy Representations (prospectuses) and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 321

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2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.